June 10, 2021

Autorité des marchés financiers
Ontario Securities Commission

RE: Alithya Group inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual General and Special Meeting of Shareholders which will be held as a virtual only meeting:

Date of meeting:	September 15, 2021
Record date for notice:	July 19, 2021
Record date for voting:	July 19, 2021
Beneficial ownership determination date:	July 19, 2021
Securities entitled to notice:	Class A subordinate voting shares Class B multiple voting shares
Securities entitled to vote:	Class A subordinate voting shares Class B multiple voting shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
AST Trust Company (Canada)